Exhibit 99.6

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Avalon Rare Metals Inc. (the “Company”) on Form 40-F for the period ended August 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Donald S. Bubar, President, Chief Executive Officer and Director of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Donald S. Bubar
Donald S. Bubar
President, Chief Executive Officer and Director

November 29, 2011